Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2009

(expressed in U.S.dollars)

Copernic Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Copernic Inc. for the three years ended December 31, 2009, 2008 and 2007 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. It should be noted that the consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network while the 2008 Annual Report includes operating details of the assets. For ease of comparison, the consolidated financial statements of 2008 have been re-casted.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in Note 23 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 26, 2010.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Business Overview

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com. With its award winning Copernic Desktop Search, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user's PC. It allows for instant indexing of files, calendar, emails, email attachments and all other information stored anywhere on a PC hard drive.

The desktop search application won the CNET Editors’ Choice Award, as well as the PC World Class award in 2005. In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search® 2.0 software search engine as the top desktop search tool. At the CTIA Wireless 2008® Copernic’s Desktop Search Wireless Access won first prize for innovation in the enterprise solutions category. Also in 2008, Copernic Desktop Search® 3.0 (Home Edition) received the prestigious “Gizmo’s Top Pick” award in the “Best Free Desktop Search Utility” category at Gizmo’s popular Best-ever Freeware site. In 2009, Germany’s Bilt magazine featured the privacy functions of Copernic Desktop Search® 3.0 (Home Edition) distributing over 800,000 copies.

In Q3 2008, the Company launched version 3.0 of its business-oriented desktop search product. The upgraded Copernic Desktop Search® (“CDS”) Corporate Edition further increases its competitive edge by adding Intranet integration features and expanding its MS Outlook® search capabilities. CDS Professional Edition also specifically targets knowledge workers with features such as the indexing of

Microsoft Outlook’s calendar, tasks and notes. Some advanced search functions are now exclusive to the Professional and Corporate products: network drive indexing, “as you type” display of results, and saving of queries for frequently used searches. CDS Home Edition offers a unique competitive advantage with the new “One Search” feature which simultaneously searches the desktop and the Internet. Although the Home Edition is free to consumers, it does provide for contextual advertised sponsored banner ads based on search queries.

In Q1 2009, the Company launched a Desktop Search Product compatible with Lotus notes and a German language privacy version for the European market both designed to expand Copernic’s served market.

In Q2 2009, the Company sold the assets of its search / media segment defined as Mamma.com and its AD Network which closed an important chapter in the history of the Company (For more details, see the “Recent Event” section).

In Q3 2009, the Company unveiled its new personal search portal called myCopernicTM that is designed to provide solutions for today's challenges: mobility and accessibility of personal data. It also provides innovative solutions to search and access information that help professionals do business while being an integral part of the new Cloud Computing paradigm.

In Q4 2009, as part of its ongoing marketing and product efforts, Copernic engaged in 2 major initiatives:

a)	Optimization of its web site, its most important distribution channel to increase the traffic and the conversion rate from visitors to customers;
b)	Strategic planning to set the strategic direction based on in-depth customer insights through surveys, customer meetings and pilot product testing.

At the same time, the Company announced the availability of myCopernic TM on the Go! - the first service available from myCopernicTM personal search portal. myCopernic TM on the Go! offers the end-user an intelligent solution to search and access relevant information from virtually anywhere, using any internet enabled device or wireless handset.

The Company’s traditional products are sold with one time software licenses while new products in the myCopernicTM search portal are sold with annual renewable subscription fees.

Recent Events

Cost Reduction Plan

In Q4 2009, the Company continued to execute its cost reduction plan announced at the end of Q1 2008. Total expenses in 2009, excluding write-downs, termination costs and restructuring costs, were at $4,486,484 compared to $6,013,570 in 2008. Total expenses in Q4 2009, excluding write-downs, gain on disposal, termination costs and restructuring costs, were at $1,118,473 compared to $1,100,097 in Q4 2008.

In addition, the Company has closed its Montreal office in Q1 2009 and concentrated all its activities in Quebec City.

The total cost of this restructuring which includes termination costs, recruiting fees, lease termination costs and moving expenses, was estimated at approximately $150,000. In 2008, the Company recorded $101,012 of restructuring costs. For 2009, an amount of $33,677 was recorded.

Nomination of Officers

Jean-Rock Fournier, Vice-President Finance since the beginning of Q1 2009, based in Quebec City, has assumed the duties of Chief Financial Officer (CFO) effective March 31, 2009. In addition, since November 12, 2009, Jean-Rock Fournier has assumed responsibility for the operations of the Company as Executive Vice-President.

Notice from NASDAQ

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company. The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance.

If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in the Company’s Common Shares and could also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholders’ approval to complete a share consolidation (the ‘‘Consolidation’’ also known as reverse stock split) on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares.

During a special meeting of the shareholders on September 11, 2009, the Consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The Consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

All information related to shares, stock options and warrants in this document reflects this Consolidation.

As at December 31, 2009, the Company’s closing stock price was $2.70.

Granting, Exercising and Cancellation of Stock Options

On March 4, 2009, the Company granted 3,571 stock options to a new officer, at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted 17,856 stock options to directors at an exercise price of $2.17 expiring in five years.

On June 30, 2009, the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

As at December 31, 2009, 23,737 stock options were forfeited or expired.

Discontinued Operations

On May 14, 2009, the Company announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of Mamma.com and its AD Network (search / media segment) for $5,000,000. On June 17, 2009, at the Company’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction which was officially concluded on June 30, 2009. Prior period results have been reclassified to conform with the presentation required for discontinued operations.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company completed its annual goodwill assessment as of December 31, 2009. As the results in 2009 are in line with the forecast and as assumptions used for the impairment test in 2008 remain the same, the goodwill assessment was completed without any impairment. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

Recent Accounting Changes

Changes Affecting 2008

CICA Section 1535 - Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535 – Capital Disclosures.  The new accounting standard requires disclosure of information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and whether the entity has complied with any capital requirements. This Handbook Section is effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted this new Section in its first quarter of 2008.

CICA Section 3862 – Financial Instruments – Disclosures
CICA Section 3863 – Financial Instruments – Presentation

In December 2006, the CICA issued Handbook Section 3862 and 3863 that provide additional guidance regarding disclosure of the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. These Handbook Sections are also effective for interim and annual periods beginning on or after October 1, 2007. The Company has adopted these new Sections in its first quarter of 2008.

EIC-169, Determining Whether a Contract is Routinely Denominated in a Single Currency

Issued on January 8, 2008, EIC-169 provides guidance on how to define or apply the term “routinely denominated in commercial transactions around the world” as discussed in Section 3855 when assessing contracts for embedded foreign currency derivatives.  It also determines the factors that can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The accounting treatment of this Abstract should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. The adoption of this Abstract did not have any impact on the Company’s financial statements.

Changes Affecting 2009

CICA Section 3064 - Goodwill and Intangible Assets

Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".  In addition, Section 1000, "Financial Statement Concepts" was amended to clarify the criteria for recognition of an asset. Finally, once an entity adopts this new section it may no longer apply the guidance in Emerging Issues Committee Abstract No. 27, "Revenues and Expenditures during the Pre-Operating Period". This section applies to interim and annual consolidated financial statements relating to fiscal year beginning on or after October 1, 2008. This new section sets out standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets and it reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. The adoption of this section did not have a significant impact on the Company's consolidated financial statements.

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved E1C-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The Company has adopted that new guidance in the first quarter of 2009. The application of this new standard had no impact on the Company’s operating results or financial position.

CICA, Amendments to Section 3862, Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to Section 3862, Financial Instruments – Disclosures, that are effective for the Company’s financial statements for the year ended December 31, 2009. The amendments are intended to enhance disclosure regarding fair value measurement and liquidity risk of financial instruments. The additional disclosures are presented in Note 21.

Future Accounting Changes

CICA Section 1582 – Business Combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding International Financial Reporting Standards ("IFRS"). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

CICA Section 1601 - Consolidated Financial Statements and CICA Section 1602 - “Non-Controlling Interests”

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

EIC-175 – Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue  Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with Financial Accounting Standards Board Statement (FASB) Statement of Position (SOP) 97-2, Software Revenue Recognition as amended by Account Standards Update (ASU) 2009-14; (2) provide guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price, require that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity's fiscal year, it must be applied retroactively from the beginning of the Company's fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its financial statements and has not yet determined the timing and method of its adoption.

CICA Section 1506 - Accounting Changes

In July 2009, the CICA amended Handbook Section 1506, Accounting Changes, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements relating to years beginning on or after July 1, 2009. The Company does not expect that adoption of these amendments will have a significant impact on the consolidated financial statements.

Results from Continuing Operations

Revenues

2009 as compared to 2008

Revenues for 2009 were $1,653,026 compared to $ 2,218,264 in 2008, a decrease of 25%.

In 2009 search revenues decreased by $172,911 or 21% to $640,103 from $813,014 last year. The variance is explained by reduced traffic.

Software licensing went from $951,023 in 2008 to $574,536 in 2009, a decrease of $376,486 or 39.5%. The decrease is explained by the importance of corporate sales in 2008 versus the poor economic conditions experienced in 2009 which resulted in no corporate sales in that period.

In 2009, customized development and maintenance support amounted to $438,387 compared to $454,227 in 2008, a decrease of $15,841.

2008 as compared to 2007

In 2008, the Company generated revenues of $2,218,264 compared to $1,702,256 for the previous year, an increase of 30%.

In 2008 search revenues decreased by $127,543 or 13.5% to $813,014 from $940,557 for the previous year. The variance is explained by reduced traffic.

Software licensing stood at $951,023 in 2008 compared to $415,263 in 2007, an increase of $535,760.  The increase is explained by the sales of a new product ‘CDS Corporate Edition’ in 2008. Also, the launch of the new CDS Pro version in late Q3 2008 started having an impact on Q4 2008 results.

Customized development and maintenance support revenues generated $454,227 in 2008 compared to $346,436 for the same period the previous year, an increase of $107,791 or 31.1%.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services.

2009 as compared to 2008

For the fiscal year ended December 31, 2009 cost of revenues represented $62,304 or 9.5% of search revenues compared to $105,338 or 13% of search revenues last year. The decrease is explained by the opening of two (2) new data centers in Canada which were run in parallel with the ones in the US. In April 2008, our US data centers were shutdown and bandwidth costs related to these locations were eliminated in July 2008.

2008 as compared to 2007

For the fiscal year ended December 31, 2008 cost of revenues represented $105,338 or 13% of search revenues compared to $106,511 or 11% of search revenues for the same period last year.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2009 as compared to 2008

For the year ended December 31, 2009, marketing, sales and services expenses stood at $625,243 compared to $386,486 in 2008, an increase of $238,757 or 61%. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division, as the Company focused extra resources to mitigate the lost of Corporate accounts.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, marketing, sales and services decreased by $420,305 from $806,791 in 2007 to $386,486. The variance for the year is explained by the decrease in salaries and relating costs and a decrease of stock-based compensation expenses in relation with the termination of employments and employees departures.

General and Administration

General and administrative expenses include salaries, stock-based compensation and associated costs of employment of executive management and finance personnel. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

2009 as compared to 2008

In 2009, general and administrative expenses amounted to $2,329,947 compared to $2,907,964 in 2008, a decrease of $578,017. The variance is explained by the decrease in salaries, bonuses and stock-based compensation expenses for $306,834 and the reduction in insurance cost for $100,536. These differences occurred following the cost reduction plan which includes a reduction of our number of employees. The Company also has a better control on its professional service fees.

2008 as compared to 2007

In 2008, general and administrative expenses amounted to $2,907,964 compared to $4,691,572 in 2007, a decrease of $1,783,608. Salaries and stock-based compensation expenses were decreased by respectively $338,000 and $428,000. The difference is also related to the decrease in professional fees for $650,000 mainly due to the reduction of legal fees. Finally, investor relation expenses were decreased by $147,000 due to lower expenses related to the annual reporting and the insurance expenses decreased by $142,000 due to lower premium for D&O insurance.

Product Development and Technical Support

Product development and technical support costs include the salaries and associated costs of employment of our team’s software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

2009 as compared to 2008

In 2009, product development and technical support expenses amounted to $1,125,102 compared to $1,836,986 last year, a decrease of $711,884 mainly explained by a decrease in salaries, bonuses and stock-based compensation expenses for $645,171.

2008 as compared to 2007

In 2008, product development and technical support expenses amounted to $1,836,986 compared to $2,198,673 for the previous year, a decrease of $361,687.

Amortization of Property and Equipment

2009 as compared to 2008

In 2009, amortization of property and equipment stood at $117,909 compared to $89,169 in 2008.

2008 as compared to 2007

In 2008, amortization of property and equipment stood at $89,169 compared to $138,515 in 2007 explained by the decrease of the asset’s net book value at the beginning of 2008.

Amortization of Intangible Assets

2009 as compared to 2008

Amortization of intangible assets stood at $720,729 in 2009 compared to $980,285 in 2008. The decrease is explained by the write-downs of intangible assets of $343,768 recorded in Q4 2008.

2008 as compared to 2007

Amortization of intangible assets stood at $980,285 in 2008 compared to $1,941,771 in 2007. The decrease is explained by the write-downs of intangible assets of $1,985,470 recorded in Q4 2007.

Write-downs and Settlement Costs

2009 as compared to 2008

For the fiscal year ended December 31, 2009, write-down and settlement costs totalled $10,924 compared to $4,381,840 in 2008.

In 2009, the low amount of write-down of intangibles is explained by the accuracy of the fair value of the Company’s assets.

In 2008, faced with improved competitive offerings, the underlying core technology in Copernic Desktop Search® needed to be significantly enhanced and therefore, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair value of goodwill and intangible assets was less than the carrying value of these assets.

2008 as compared to 2007

For the fiscal year ended December 31, 2008, write-down and settlement costs totalled $4,381,840 compared to $9,300,001 in 2007.

The variance is mainly explained by the write-downs of goodwill and intangible assets related to the acquisition of Copernic Technologies Inc. of $4,327,000 in 2008 compared to $9,200,000 in 2007.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in Q1 2009 and concentrate all its activities in Quebec City.

2009 as compared to 2008

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $33,677 in 2009 and $101,012 in 2008.

Interest and Other Income

2009 as compared to 2008

Interest and other income increased to $333,979 in 2009 from $162,880 in 2008. The increase is explained by the interest earned on the balance of sale receivable. On the other hand, rates on investments were lower for last year.

2008 as compared to 2007

Interest and other income decreased to $162,880 in 2008 from $401,183 in 2007. The decrease reflected lower liquidities and lower interest rates in 2008.

Gain on Disposal of an Investment

2009 as compared to 2008

In Q1 2009, the Company sold shares it owned in a private company for the amount of $169,239. This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain / Loss on Foreign Exchange

Loss on foreign exchange totalled $70,772 for the year ended December 31, 2009 compared to a gain of $24,440 in 2008 and a loss of $115, 071 in 2007.

The gain / loss in foreign exchange is mainly due to the fluctuation of the Canadian dollar in 2009.

Income Taxes

For the fiscal year ended December 31, 2009, the recovery for current and future income taxes amounted to $654,849 compared to $854,392 in 2008 and $2,005,279 in 2007.

In 2009, the income tax provision is explained by current income taxes paid of $1,498 and the recovery of future income taxes in the amount of $656,347 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

In 2008, the income tax provision is explained by current income taxes paid of $522 and the recovery of future income taxes in the amount of $854,914 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

In 2007, the income tax provision is explained by current income taxes paid of $1,479 and the recovery of future income taxes in the amount of $1,735,769 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

Net Loss and Net Loss per Share from Continuing Operations

The Company reported a loss from continuing operations of $2,285,514 ($1.09 per share) in 2009, compared to a loss of $7,529,104 ($3.60 per share) in 2008 and a loss of $15,461,176 ($7.43 per share) in 2007.

Net Earnings and Earnings per Share (Basic and Diluted) from Discontinued Operations

The Company reported a net income from discontinued operations of $4,399,406 ($2.10 per share) in 2009, compared to a net income of $1,038,400 ($0.50 per share) in 2008 and a net income of $1,030,350 ($050 per share) in 2007.

Net Earnings (Loss) for the Year

The net earnings for the year totalled $2,113,892 ($1.01 per share) in 2009 compared to a net loss of $6,490,704 ($3.10 per share) in 2008 and net loss of $14,430,826 ($6.93 per share) in 2007. For 2009, 2008 and 2007, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Q4 2009 Results from Continuing Operations

Revenues

Revenues for the three-month period ended December 31, 2009 totalled $372,943 compared to $693,467 for the same period in 2008, a decrease of $320,524 or 46%. The variance is mainly explained by the decrease in software licensing revenues in the corporate sales channel.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q4 2009, cost of revenues represented $7,136, compared to $16,513 for the same period in 2008.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q4 2009, marketing, sales and services expenses increased to $193,312 from $72,239 in Q4 2008, an increase of $121,073. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division.

General and Administration

General and administrative expenses in Q4 2009 totalled $566,536 as compared to $525,309 for the same period last year, an increase of $41,227 or 8%.

Product Development and Technical Support

Product development and technical support expenses amounted to $271,085 in Q4 2009, compared to $315,403 for the same period last year. These amounts are net of tax credits of $83,884 for Q4 2009 and $7,578 for Q4 2008.

The difference is mainly explained by a decrease in salaries, fringe benefits and bonuses. Following the cost reduction plan, management changed the R&D strategy to an approach allowing them to integrate existing technology.

Amortization of Property and Equipment

Amortization of property and equipment totalled $30,834 in Q4 2009, compared to $979 for the same period last year.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $182,335 in Q4 2009, compared to $244,688 for the same period last year. The decrease is explained by the write-down of intangible assets in Q4 2008.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in 2009 and concentrate all its activities in Quebec City.

For the year 2009, an amount of $33,677 was recorded.

Interest and Other Income

Interest and other income increased to $149,272 in Q4 2009 from $40,306 in Q4 2008. The increase is explained by the interests earned on the balance of sale receivable. On the other hand, rates on investments were lower than last year.

Gain / Loss on Foreign Exchange

Loss on foreign exchange totalled $23,643 for Q4 2009, compared to a gain of $18,218 for the same period in 2008.

Income Taxes

The recovery of future income taxes relates to the amortization of intangible assets which do not have the same asset bases for accounting and tax purposes. Recovery of future income taxes totalled $60,067 in Q4 2009, compared to $314,960 for the same period last year. The decrease of the future income taxes recovery is explained by the write-down of intangible assets in Q4 2008.

Net Loss and Net Loss per Share from Continuing Operations

Net loss from continuing operations for the three months ended December 31, 2009 totalled $716,576 ($0.34 per share) compared to $4,559,641 ($2.18 per share) for the same period last year.

Net Earnings (Loss) and Earnings (Loss) per Share (Basic and Diluted) from Discontinued Operations

Net earnings from discontinued operations for the three months ended December 31, 2009 totalled $14,295 or $0.01 per share compared to net earnings of $299,204 or $0.14 per share for the same period last year.

Selected Annual Information

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	$2009	$2008	$2007	$2006	$2005
Revenues	1,653	2,218	1,702	2,655	-
Earnings (loss) from continuing operations	(2,285)	(7,529)	(15,461)	(5,621)	-
Results of discontinued operations, net of income taxes	4,399	1,038	1,030	1,352	(5,658)
Earnings (loss) for the year	2,114	(6,490)	(14,431)	(4,269)	(5,658)
Loss per share from continuing operations (basic and diluted)	(1.09)	(3.60)	(7.43)	(2.74)	-
Earnings (loss) per share from discontinued operations (basic and diluted)	2.10	0.50	0.50	0.66	(2.76)
Net earnings (loss) per share (basic and diluted)	1.01	(3.10)	(6.93)	(2.08)	(2.76)

Total assets	12,712	10,782	18,358	33,339	38,327

Quarterly Financial Highlights

(in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

			2009								2008
	$	Q4	$	Q3	$	Q2	$	Q1	$	Q4	$	Q3	$	Q2	$	Q1

Revenues		373		353		413		514		693		498		599		428

Net loss from continuing operations		(716)		(783)		(261)		(525)		(4,560)		(916)		(599)		(1,453)

Net loss per share from continuing operations (basic and diluted)		(0.34)		(0.37)		(0.12)		(0.25)		(2.18)		(0.44)		(0.29)		(0.69)

Concentration of Credit Risk with Customers

As at December 31, 2009, one customer represented 34% of net trade accounts receivable, compared to 32% from one customer for the same period last year, resulting in a significant concentration of credit risk. Management maintains that this is in fact a short term credit risk since it involves a revenue share deal in that the company sends thousands of retail transactions to an ad placement agency that collects settlement funds and remits a portion to the Company. Should the customer become delinquent in its payments, the Company can immediately switch its traffic to comparable suppliers on similar terms and conditions. This customer has paid its accounts receivable as per commercial agreement. The Company also monitors all other accounts receivable and there is no indication of credit risk deterioration.

Liquidity and Capital Resources

Operating Activities

In 2009, the cash used for operating activities of $2,214,826 is explained by the loss from continuing operations net of non-cash items of $2,345,123 offset by net change in non-cash working capital items of $130,297.

In 2008, the cash used for operating activities of $3,340,687 is mainly due to the loss from continuing operations net of non-cash items of $2,949,676 and net change in non-cash working capital items of $391,011.

In 2007, the cash used for operating activities was $5,070,217 explained by the loss from continuing operations net of non-cash items of $5,136,122 offset by net change in non-cash working capital items of $65,905.

Investing Activities

In 2009, investing activities generated cash of $3,129,466 mainly explained by the decrease of temporary investments of $3,005,227, the disposal of an investment of $169,239 and the purchase of property and equipment and intangible assets of $45,000.

In 2008, investing activities provided cash of $939,224 mainly explained by the decrease in temporary investment of $960,157 offset by the purchases of property and equipment and intangible assets of $20,933.

In 2007, investing activities provided cash of $1,408,367 mainly explained by the decrease in temporary investment of $1,626,458 offset by the purchases of property and equipment and intangible assets of $218,091.

Financing Activities

In 2009, financing activities used cash of $62,106 for the repayment of obligations under capital leases.

In 2008, financing activities used cash of $57,976 for the repayment of obligations under capital leases.

In 2007, financing activities provided cash totalling $676,258 from issuance of capital stock upon exercise of options offset by repayment of obligations under capital leases of $23,071.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements until Q4 of 2010. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

Dividend Policy

The Company has never paid dividends on any class of its common stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that, for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Commitments

The Company is committed under operating lease and capital lease agreements expiring at various dates until 2014. Future minimum payments under these leases as at December 31, 2009 are as follows:

$

2010	135,870
2011	90,609
2012	31,042
2013	22,914
2014	1,673

Off-balance Sheet Arrangements

As at December 31, 2009, the Company has no off-balance sheet arrangements.

Financial Instruments

As at December 31, 2009, the Company has no derivative financial instruments.

Related Party Transactions

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a member of the Board of Directors, entered into a consulting agreement pursuant to which David Goldman provides services as Chairman of the Board of Directors. Total fees for 2009 and 2008 were respectively $31,651 and $41,455. The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

The Company and Gen24Capital, a company co-owned by Marc Ferland, a member of the Board of Directors of the Company, entered into an agreement pursuant to which Marc Ferland performed various sales and marketing projects.  Total fees for 2008 were $16,245 and $ nil for 2009. On March 3, 2008, Mr. Ferland was appointed President and CEO, and the consulting agreement was thereby terminated.

As at December 31, 2009, the Company owes its currents directors $9,074 compared to $7,456 at the end of 2008.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at March 26, 2010	Book value as at December 31, 2009 under Canadian GAAP	Book value as at December 31, 2009 under US GAAP
2,091,913	$96,556,485	$113,326,055

As at March 26, 2010, the Company had no warrants and 132,343 stock options outstanding.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Subsequent Events

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company will issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposes a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay will be comprised of three members elected by Copernic, one of which will be Mr. Marc Ferland, Chief Executive Officer of Copernic who will also hold this position for Sunbay. In addition, Newlook Industries Corporation and Sunbay Energy Corporation will each elect a representative. Based on this amended agreement, Copernic will issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 450,000 shares for cash of $1,400,000. The closing is scheduled no later than April 30, 2010.

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M. will be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M. and 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price will be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance will be payable in cash in an amount approximating CND$ 1.5M. subject to final determination of purchase price. The transaction is scheduled to close at the end of the second quarter and is subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

Risks and Uncertainties

Copernic Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

Copernic announced, on February 12, 2010, that it had amended the terms and conditions of its previously announced private placement with 2208720, Ontario Limited. Information on the Company Subsequent Events in this report the proposed amended requires a series of transactions to be consummated.  Although a break fee is payable in the event of a failure by the investors to close the transaction, there is no assurance that the transaction will close in a timely manner or at all.  In addition, the consummation of such transaction will result in a substantial change in the nature of the business of Copernic. There is no assurance that if consummated such new business shall be profitable in the short or medium term.

Our revenues depend to some degree on our relationship with some customers, the loss of which would adversely affect our business and results of operations.

For the year ended December 31, 2009, the Company had two major customers from which 45% or more of total revenues are derived. Revenues from these customers represented 34% (an ad placement agency settling revenues for thousands of retail transactions) and 11% of the Company’s revenues as compared to 28% and 10% for the same period last year. These customers have traditionally been good payers.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and our past results should not be relied on as an indication of our future performance. Our operating results may fluctuate as a result of many factors related to our business, including the competitive conditions in the industry, loss of significant customers, delays in the development of new services and usage of the Internet, as described in more detail below, and general factors such as size and timing of orders and general economic conditions.  Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our Web site
•	Our ability to monetize new products
•	Our ability to attract advertisers
•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure
•	Our focus on long term goals over short term results
•	The results of any investments in risky projects
•	Payments that may be made in connection with the resolution of litigation matters
•	General economic conditions and those economic conditions specific to Corporations, the Internet and Internet advertising
•	Our ability to keep our Web site operational at a reasonable cost and without service interruptions
•	Geopolitical events such as war, threat of war or terrorist actions
•	Our ability to generate revenues through licensing, subscriptions and revenue share.

Because our business is changing and evolving, our historical operating results may not be useful in predicting our future operating results.

We face significant competition from Microsoft, Google and Enterprise Search vendors.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide sophisticated search tools for increased productivity both on the internet, the desktop and wireless devices. Currently, we consider our primary competitors on the desktop to be Microsoft and Google. Microsoft and Google have a variety of products, services and content that directly competes with us. Although we do not directly compete in the Enterprise search market, vendors such as Oracle, SAP and SAS amongst others offer desktop search to complement their existing product line to offer a full service solution. However search technology is evolving to context search, commonly called the semantic web. The company believes that it is well positioned to provide innovative solutions in this evolving market but there are no assurances that these new technologies will be rapidly deployed or that the company can achieve a leadership position.

Microsoft, Google and others have more employees and cash resources than we do. These companies also have longer operating histories and more established relationships with customers. They can use their experience and resources against us in a variety of competitive ways, including by product bundling, making acquisitions, investing more aggressively in research and development and competing more aggressively for end users. Microsoft and Google also have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of products, services and content. In addition Microsoft and Google can vertically integrate with wireless devices by embedding search algorithms in the devices operating system, e.g. Android. To date the company has not attempted to offer products compatible with Apple computers and wireless devices due the significant differences in operating systems. As the IPhone achieves significant market share, such a limitation may become significant.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality search experience. We believe that keyword search will evolve to semantic search and that context driven search from the desktop will significantly enhance internet searches yielding better results for end users. We believe that the end user will require more control on searches and that the web will become more specialized and fragmented with advertisers more focused on ROI and consummating sales transactions. Although representing a significant opportunity, our competitors are constantly developing innovations in Web search, desktop search and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our search technology and our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose end users who currently pay us for a leading technology. Our operating results would also suffer if our innovations were not responsive to the needs of our users and are not appropriately timed with market opportunity, effectively brought to market or well received in the market place. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Company’s brand is critical to expanding our base of users. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the Copernic® brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high quality products and services, which we may not do successfully.

We generate all of our revenue from software licensing, maintenance and subscription fees for the use of our products, and the reduction of spending by or loss of customers could seriously harm our business.

If we are unable to remain competitive and provide value to our end users, they may stop promoting our solutions, pay maintenance fees or renew annual subscription fees, which could negatively affect our net revenues and business. Copernic has on-going efforts to maintain high quality products to provide a high degree of confidence to our customer base that Copernic products are leading edge, state of the art solutions to searching for information and that the Company will maintain and renew these products with new enhancements as technology further develops. This positioning improves the brand, strengthens viral marketing and continuously grows our paying subscriber base.

We make investments in new products and services that may not be profitable.

We have made and will continue to make investments in research, development and marketing for new products, services and technologies. Our success in this area depends on many factors including our innovativeness, development support, marketing and distribution. We may not achieve significant revenue from a new product for a number of years, if at all. For the years 2007 and 2008 and 2009, we did not generate significant revenues from licensing Copernic® software and it cannot be assured that significant revenue will be generated from the licensing of Copernic® software going forward. In addition, our competitors are constantly improving their competing software, and if we fail to innovate and remain competitive our revenues from software licensing will decline.

Volatility of stock price and trading volume could adversely affect the market price and liquidity of the market for our Common Shares.

Our Common Shares are subject to significant price and volume fluctuations, some of which result from various factors including (a) changes in our business, operations, and future prospects, (b) general market and economic conditions, and (c) other factors affecting the perceived value of our Common Shares, including the current threat of delisting from Nasdaq Capital Markets. Significant price and volume fluctuations have particularly impacted the market prices of equity securities of many technology companies including without limitation those providing communications software or Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. The market price and trading volume of our Common Shares have been, and may likely continue to be, volatile, experiencing wide fluctuations. In addition, the stock market in general, and market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies.  These broad market and industry fluctuations have adversely affected the price of our stock, regardless of our operating performance.

On June 16, 2008 a notice from NASDAQ Listing Qualifications was received by the Company.  The notice stated that for the last 30 consecutive business days, the bid price of the Company’s common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(D), the Company was provided 180 calendar days, or until December 15, 2008 to regain compliance. If, at any time before December 15, 2008, the bid price of the Company’s common stock closed at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ Staff would provide written notification that it complied with the Rule. If compliance with this Rule could not be demonstrated by December 15, 2008, NASDAQ Staff would determine whether the Company meets The NASDAQ Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. If it met the initial listing criteria, NASDAQ Staff would notify the Company that it has been granted an additional 180 calendar day compliance period. If the Company was not eligible for an additional compliance period, NASDAQ Staff would provide written notification that the Company’s securities would be delisted. At that time, the Company could appeal NASDAQ Staff’s determination to delist its securities to a Listing Qualifications Panel (the “Panel”). These circumstances could adversely impact trading in our Common Shares and could also adversely affect our ability to access capital.

On October 22, 2008, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

On December 19, 2008, NASDAQ issued an issuer alert #2008-005A stating “Given the continued extraordinary market conditions, NASDAQ is extending the suspension of the bid price and market value of publicly held shares requirements. Enforcement of these rules is scheduled to resume on Monday, April 20, 2009. Any company in the compliance process for a bid price or market value of publicly held shares concern will continue to be “frozen” at the same stage of the process until the end of the suspension. However, a company could be delisted for other reasons during the suspension. NASDAQ staff will contact each company affected by this extension and notify those that regain compliance with these requirements during the suspension. NASDAQ will continue to monitor closely these circumstances.” The Company had 59 calendar days remaining in its compliance period, and therefore, with the new extension, it has until June 18, 2009 to effect compliance.

On March 18, 2009, the Company received a NASDAQ Notice, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing. The NASDAQ Notice discussed a proposed rule change to extend until July 19, 2009, the temporary suspension of the continued listing requirements related to bid price and market value of publicly held shares for listing on NASDAQ Stock Market. Since Copernic had 59 calendar days remaining in its compliance period, it will, upon reinstatement of the rules, still have this number of days, or until September 18, 2009 to regain compliance. The Company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days.

On July 13, 2009 the Company received another letter from NASDAQ extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, NASDAQ does not expect any further extensions of the suspension. In order to satisfy NASDAQ Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days. Therefore the Company announced on July 21 that it intends to seek shareholder approval to complete a share consolidation on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares. The exact consolidation factor will be determined at the discretion of the board of directors. The proposed share consolidation is subject to shareholder approval, and to this end, will be submitted for approval by the shareholders at a special shareholders’ meeting scheduled to take place on Friday September 11, 2009 at 10 am at the offices of Fasken Martineau DuMoulin at 800 Place Victoria, 37th Floor, Montreal, Quebec. In addition to obtaining the requisite shareholder approval, the proposed share consolidation is subject to the ultimate discretion of the board of directors to implement the share consolidation.
In the event that the Consolidation Resolution does not receive the requisite approval, the articles will remain unchanged and then in all likelihood, the Company will not maintain its listing or re-list on any other exchange, or secondary markets, which could severely restrict trading activity in the common shares.

Furthermore despite the anticipated increase in the market value of the Company’s common shares following the Consolidation, the future effect of the Consolidation on the market price of the Company’s common shares cannot be accurately predicted.

In particular, there is no guarantee that after the Consolidation the price for the Company’s common shares will range between two (2) and ten (10) times the market price for common shares immediately prior to the Consolidation. This is particularly the case since there are numerous factors and contingencies which could affect such market price, including the status of the market for the common shares at the time, the Company’s reported results of operations in future periods and the general economic, political, stock market and industry conditions.

During a special meeting of the shareholders on September 11, 2009, the consolidation of issued and outstanding shares was approved effective as of September 14, 2009. The consolidation factor was 7:1. No fractional shares were issued and those shareholders who otherwise would have been entitled to receive fractional shares had their post-consolidation shareholdings rounded up to the next whole common share. The purpose of the Consolidation was to allow the Company to achieve compliance with the NASDAQ Capital Market's minimum bid requirement for continued listing. Prior to the completion of the Consolidation, the Company had 14,637,531 common shares outstanding, and upon completion of the Consolidation, the Company had 2,091,437 common shares outstanding.

As at December 31, 2009, the Company’s closing stock price was $2.70.

Infringement and liability claims could damage our business.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert resources and attention. In addition, many of our agreements with our advertisers require us to indemnify certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our services to others and may require that we procure substitute services for these members.

With respect to any intellectual property rights claim, to resolve these claims, we may enter into royalty and licensing agreements on less favourable terms, pay damages or stop using technology or content found to be in violation of a third party’s rights. We may have to seek a license for the technology or content, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology or content also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense, or stop using the content. If we cannot license or develop technology or content for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

In addition, we may be liable to third-parties for content in the advertising we deliver if the artwork, text or other content involved violates copyright, trademark, or other intellectual property rights of third-parties or if the content is defamatory. Any claims or counterclaims could be time-consuming, could result in costly litigation and could divert management’s attention.

Additionally, we may be subject to legal actions alleging patent infringement, unfair competition or similar claims. Others may apply for or be awarded patents or have other intellectual property rights covering aspects of our technology or business. For example, we understand that X1 has won a patent to provide search results as you type a function utilised by other companies including Copernic Inc.

An inability to protect our intellectual property rights could damage our business.

We rely upon a combination of trade secret, copyright, trademark, patents and other laws to protect our intellectual property assets. We have entered into confidentiality agreements with our management and key employees with respect to such assets and limit access to, and distribution of, these and other proprietary information. However, the steps we take to protect our intellectual property assets may not be adequate to deter or prevent misappropriation. We may be unable to detect unauthorized uses of and take appropriate steps to enforce and protect our intellectual property rights. Additionally, the absence of harmonized patent laws between the United States and Canada makes it more difficult to ensure consistent respect for patent rights. Although senior management believes that our services and products do not infringe on the intellectual property rights of others, we nevertheless are subject to the risk that such a claim may be asserted in the future. Any such claims could damage our business.

Working capital may be inadequate.

For the years ended December 31, 1999 through the year ended December 31, 2003, for the years ended December 31, 2005 to December 31, 2008 and for year ended December 31, 2009, we have reported net losses from continuing operations. On June 30, 2009, the sale of Mamma.com and its AD Network for $5 million was consummated. The purchase price is to be paid in equal payments of $100,000 per month for 36 months beginning at the end of Q3 2009. The remaining balance will be payable at the end of the 36-month period. Management considers that liquidities as at December 31, 2009 will be sufficient to meet normal operating requirements throughout December 31, 2010. In the long term, we may require additional liquidity to fund growth, which could include additional equity offerings or debt finance. No assurance can be given that we will be successful in getting required financing in the future or that positive cash flow will be generated in the future.

The asset sale of Mamma.com and its AD Network

On June 30, 2009, the Company entered into an asset purchase agreement with Empresario, Inc., a private company located in Chicago, Illinois (the “Purchaser”), to sell certain of its assets relating to Mamma.com and its AD network which is comprised of third party publishers of search queries and advertisers who generate search results in an auction process that ranks the highest paid results to be delivered to the search query originator who completes the transaction by “clicking” on a desired result (the “AD Network”), (Mamma.com and AD Network collectively referred to as the “Mamma Unit”) for a total consideration of $5 million plus interest (the “Transaction”).

Subject to the terms of the Asset Purchase Agreement, the Company has sold its Mamma Unit for $5 million to be paid in equal monthly instalments of $200,000 over 25 months (“PaymentsÓ) to the Purchaser. The first Monthly Payment was due on September 15, 2009 and, subject to adjustments pursuant to the Asset Purchase Agreement, the last Monthly Payment shall be payable on September 15, 2011. Interest shall accrue from the date of purchase on a monthly basis on the balance of the purchase price and any other amount payable under the Asset Purchase Agreement at a nominal interest rate of 4% compounded monthly and payable no later than 30 days after the date of the last Monthly Payment. Should the Purchaser make a Monthly Payment of less than $200,000, the Purchaser shall pay an amount equal to the difference between $200,000 and the actual amount of the Monthly Payment made by the Purchaser within 90 days of the date that such Monthly Payment was made to the Company. The shortfall amount shall bear interest at a rate of 4% per annum compounded monthly and shall be payable no later than 30 days after the date of the last Monthly Payment. If the Purchaser fails to perform or observe any one of its obligations under the Asset Purchase Agreement including, without limitation, in the event of (i) a shortfall amount equal to or more than $50,000 becoming due and payable, or (ii) a shortfall amount remaining unpaid by the Purchaser at the end of the 90-day period, the Purchaser be considered to be in default of the Asset Purchase Agreement and the Company may immediately terminate the Asset Purchase Agreement. Furthermore, after having given notice, the Company may on its absolute discretion, enter the premises where the Purchased Assets are located and take immediate possession of them.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as Balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

There can be no assurance that the purchaser will not be in default, or that in the case of repossession the value of the assets can be maintained by operating the asset, or that the asset can be re-sold.

Goodwill may be written-down in the future.

Goodwill is evaluated for impairment annually, or when events or changed circumstances indicate impairment may have occurred. Management monitors goodwill for impairment by considering estimates including discount rate, future growth rates, amounts and timing of estimated future cash flows, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the goodwill. Consequently, our goodwill, which amounts to approximately $3.4M as at December 31, 2009, may be written-down in the future which could adversely affect our financial position.

Long-lived assets may be written-down in the future.

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Management monitors long-lived assets for impairment by considering estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets. Consequently, our long-lived assets, which amount to approximately $0.5M as at December 31, 2009, may be written-down in the future.

Security breaches and privacy concerns may negatively impact our business.

Consumer concerns about the security of transmissions of confidential information including customer profiling over public telecommunications facilities is a significant barrier to increased electronic commerce and communications on the Internet that are necessary for growth of the Company’s business. Many factors may cause compromises or breaches of the security systems we use or other Internet sites use to protect proprietary information, including advances in computer and software functionality or new discoveries in the fields of cryptography and processor design. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and negatively impact our business. Security breaches of their activities or the activities of their customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose our operating business to a risk of loss or litigation and possible liability. We cannot assure you that the measures in place are adequate to prevent security breaches.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. Increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms and online gambling, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

Changes in key personnel, labour availability and employee relations could disrupt our business.

Our success is dependent upon the experience and abilities of our senior management and our ability to attract, train, retain and motivate other high-quality personnel, in particular for our technical and sales teams. There is significant competition in our industries for qualified personnel. Labour market conditions generally and additional companies entering industries which require similar labour pools could significantly affect the availability and cost of qualified personnel required to meet our business objectives and plans. There can be no assurance that we will be able to retain our existing personnel or that we will be able to recruit new personnel to support our business objectives and plans. Currently, none of our employees are unionized. There can be no assurance, however, that a collective bargaining unit will not be organized and certified in the future. If certified in the future, a work stoppage by a collective bargaining unit could be disruptive and have a material adverse effect on us until normal operations resume.

Strategic acquisitions and market expansion present special risks.

A future decision to expand our business through acquisitions of other businesses and technologies presents special risks. Acquisitions entail a number of particular problems, including (i) difficulty integrating acquired technologies, operations, and personnel with the existing businesses, (ii) diversion of management’s attention in connection with both negotiating the acquisitions and integrating the assets as well as the strain on managerial and operational resources as management tries to oversee larger operations, (iii) exposure to unforeseen liabilities relating to acquired assets, and (iv) potential issuance of debt instruments or securities in connection with an acquisition possessing rights that are superior to the rights of holders of our currently outstanding securities, any one of which would reduce the benefits expected from such acquisition and/or might negatively affect our results of operations. We may not be able to successfully address these problems. We also face competition from other acquirers, which may prevent us from realizing certain desirable strategic opportunities.

We do not plan to pay dividends on the Common Shares.

The Company has never declared or paid dividends on its shares of Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Rapidly evolving marketplace and competition may adversely impact our business.

The markets for our products and services are characterized by (i) rapidly changing technology, (ii) evolving industry standards, (iii) frequent new product and service introductions, (iv) shifting distribution channels, and (v) changing customer demands. The success of the Company will depend on its ability to adapt to its rapidly evolving marketplaces. There can be no assurance that the introduction of new products and services by others will not render our products and services less competitive or obsolete. We expect to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on our results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing products and services and new products and services. The market for our products and services is highly competitive, particularly the market for Internet products and services which lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in our markets may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company’s products and services. Many of our current and potential competitors have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for products and services down and such price reductions may reduce our revenues.

To the extent that some of our revenues and expenses are paid in foreign currencies, and currency exchange rates become unfavourable, we may lose some of the economic value in U.S. dollar terms.

Although we currently transact a majority of our business in U.S. dollars, as we expand our operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. This could have a negative impact on our reported operating results. We do not currently engage in hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures to mitigate this risk. If we determine to initiate such hedging activities in the future, there is no assurance these activities will effectively mitigate or eliminate our exposure to foreign exchange fluctuations. Additionally, such hedging programs would expose us to risks that could adversely affect our operating results, because we have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades. For year ended December 31, 2009, the increase of the net results is $160,000. For the continuing operations, the revenues are mostly in US currency and most of the expenses are paid in foreign currencies.

Higher inflation could adversely affect our results of operations and financial condition.

We do not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on our revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which we might transact business, we do not believe that such rates have had a material effect on our results of operations, financial condition and cash flows. For the next twelve months inflationary pressures are not anticipated, nevertheless high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows, if it were to occur.

Risks related to the economic environment.

The activities of Copernic are subject to the influence of the general economic environment. We believe that the current difficult economic situation has negatively affected business activities amongst customers of Copernic and, consequently the demand for our products in 2009. Management continues to focus on the distribution network and corporate sales to reduce its exposure to the less than favourable economy. However there are no assurances that the economic situation will improve in the short term or that management’s offset programs will be successful.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
March 26, 2010

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2009.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the year 2009 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. In spite of the change of CFO, no such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

This report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the S.E.C. that permit the Company to provide only management’s report in this report.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at December 31, 2009	Book value as at December 31, 2009 under Canadian GAAP	Book value as at December 31, 2009 under US GAAP
2,091,437	$96,556,485	$113,326,055